Tri-Continental Corporation

Proxy Results

         Tri-Continental Corporation Stockholders voted on the following proposals at the Annual Meeting of Stockholders on May 15, 2008, in Baltimore, MD. The description of each proposal and number of shares voted are as follows:

To elect four Directors each to hold office until the 2011 Annual Meeting of
Stockholders:

                                      For                      Against
Maureen Fonseca                     83,360,041                8,271,422
Betsy S. Michel                     83,224,241                8,407,223
James N. Whitson                    83,442,595                8,188,869
Brian T. Zino                       83,496,072                8,135,391

To consider a proposal to ratify the selection of Deloitte & Touche LLP as auditors of the Corporation for 2008:

                           For            Against           Abstain
                        89,212,718       1,398,926         1,019,809